Exhibit 99.1

Ten-League International Holdings Limited Announces Project Handover to Bachy Soletanche Singapore

SINGAPORE, Dec. 19, 2025 (GLOBE NEWSWIRE) — Ten-League International Holdings Limited (Nasdaq: TLIH) (the “Company” or “Ten-League”), a Singapore-based provider of turnkey project solutions, today announced that it has completed the handover of five hydraulic grabs to Bachy Soletanche Singapore Pte. Ltd. (“Bachy Soletanche Singapore”), a leading provider of geotechnical and foundation engineering solutions in Singapore, in December 2025. The hydraulic grabs are deployed for use in Land Transport Authority’s Cross Island Line (“CRL”) project, one of the most significant Mass Rapid Transit (“MRT”) expansions in Singapore.

Hydraulic Grab Commissioned by Ten-League

The successful handover strengthens the Company’s strategic presence in heavy equipment supply industry and reinforces its longstanding equipment partnership with Bachy Soletanche Singapore. The hydraulic grabs supplied by Ten-League are key foundation excavation tools that support earth retaining and stabilizing works necessary for underground metro station construction, where precision and reliability are critical.

The CRL is Singapore’s eighth MRT line and the longest fully underground line connecting travellers located in the eastern, western and north-eastern corridors of the island. Ten-League’s hydraulic grabs are among the primary equipment used in major MRT projects, such as the CRL CR211 Jurong Lake District MRT Line and the CRL – Punngol Extension at P103 Riviera MRT Station.

Mr. Jison Lim, Chief Executive Officer and Chairman of Ten-League, remarked, “This successful handover represents a significant development for Ten-League as we continue to expand our role in supporting major infrastructure programs in Singapore. We are honoured to be selected as a trusted equipment partner to Bachy Soletanche Singapore on the Cross Island Line project. This collaboration reflects our shared commitment to quality, reliability and delivery excellence. We thank Bachy Soletanche Singapore for their confidence in our capabilities and look forward to further strengthening our partnership in the years ahead. This is an important business milestone and strengthens value for our shareholders as we execute on strategic opportunities in the civil and foundation engineering sectors.”

About Ten-League International Holdings Limited

Ten-League International Holdings Limited is a Singapore-based provider of turnkey project solutions. The Company’s business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment is organized into four categories based on their functions and application scenarios: foundation equipment, hoist equipment, excavation equipment and port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies. For more information, please visit the Company’s website: https://ir.ten-league.com.sg/.

About Bachy Soletanche Singapore Pte. Ltd.

Bachy Soletanche Singapore is a leading provider of geotechnical and foundation engineering solutions in Singapore and a subsidiary of Soletanche Bachy Group, a world leader in foundations and soil technologies with subsidiaries in 50 countries. Bachy Soletanche Singapore has been involved in some of Singapore’s most outstanding infrastructure and iconic buildings, playing a significant role in building the foundations of the Smart and Green city that Singapore is globally-recognised today. For more information, please visit Bachy Soletanche Singapore’s website: https://bachy-soletanche.com.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Ten-League International Holdings Limited

Investor Relations Department

Email: ir@ten-league.com.sg

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com